September 4, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tamika Sheppard

Re:	Chemomab Therapeutics Ltd. Registration Statement on Form F-3 Filed August 23, 2024 Registration No. 333-281750

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form F-3 (File No. 333-281750) so that it will become effective on September 6, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may request via telephone call to the staff. Please contact Matthew Rudolph of Meitar | Law Offices, counsel to the Registrant, at matthewr@meitar.com, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely yours,

Chemomab Therapeutics Ltd.

By:	/s/ Adi Mor
Adi Mor
Chief Executive Officer

cc:	Matthew Rudolph, Meitar | Law Offices
cc:	Sigal Fattal, Chemomab Therapeutics Ltd.